DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

July 29, 2008

Re: **Gamesa, S.A. —
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (“**Gamesa**”), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly Report – Half Year Results 2008

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,
Ines Velasco
Ines Velasco
Legal Assistant

dw 8/11

Enclosure
By Hand Delivery

Gamesa

Quarterly Report

Half Year Results 2008

Madrid, July 29, 2008

Gamesa

Table of Contents

1 Highlights for the Period

2 Wind Turbine Generators

3 Wind Farms

4 2008 Outlook

Appendices – New *reporting* for the Consolidated Group

The positive results from the 1S confirm the consolidation of a management model of Growth and Profitability...

Gamesa

Consolidated Group

Pro-Forma data excluding Solar business (Million euros) (1)	1H2007	1H2008	Var. 1H07 1H08
Sales	1,400	1,876	+34%
EBITDA	164	235	+43%
Net Profit	55	93	+69%
NFD	814	127	
NFD/EBITDA	2.0x	0.2x	- 1.8x

Note: The figures presented are not audited. .

For **comparison purposes** with the data published in the 1st quarter, and awaiting the announced deal close, a pro-forma is presented with the contribution of the Wind Farm business in the 1H 2008 under continued operations. See the appendix in accordance with IFRS criteria (discontinued operations)

(1) Excluding discontinued operations. For comparison purposes, a Pro-forma 2007 and 2008 has been carried out in which Solar business is classified as a discontinued operation and which does not include the capital gain assigned to its transfer (105 Million euros as of June 2008)

... and makes predictable to reach the 3 strategic goals set for 2008.

Gamesa

Consolidated Group


EBITDA (Million Euros)
CAGR 06-08= +27%
145
164
235
1H2006
1H2007
1H2008
CAGR Target >15%
ROCE (%)
11
12
17
1H2006
1H2007
1H2008
2008 Target >16%
NFD / EBITDA (x)
3.2x
2.0x
0.2x
1H2006
1H2007
1H2008
2008 Target < 2.5x

Note: The figures presented are not audited.
2006-2008 Pro-forma in which solar is classified as discontinued operations. The figures **include Wind Farm division.**

A model supported by the confidence of key clients and suppliers, ...

Gamesa

Highlights for the Period

- ✓ Signing new contracts with Key Strategic Accounts (Europe, USA, China)
- ✓ Increase in manufacturing pace vs. 1S07, consolidating 3,600 MW per year, through improvements in productivity and key supplier accompaniment
- ✓ Strong growth in raw materials prices, which slows the recovery of margins
- ✓ Joining efforts which allows for the creation of a leader in European wind farm development
- ✓ Annual General Meeting of Shareholders' approval of a dividend of 0.23 Euros/share

... and on continuous transformation with one sole objective, the Value Creation.

Gamesa

Highlights for the Period

1st quarter	2nd quarter
Sale of Gamesa Solar	Merger of the wind farm business in Continental Europe
	Strategy to generate value for the wind farm business in the USA and China

Focus on the TECHNOLOGY BUSINESS

Table of Contents

1. Highlights for the Period
2. Wind Turbine Generators
3. Wind Farms
4. 2008 Outlook

Appendices – New *reporting* for the Consolidated Group

Increasing the backlog visibility in the 2nd quarter

Gamesa

Wind Turbine Generators: Highlights for the Period

>11,500 MW wind turbine generators committed

✓ **New agreements with Key Strategic Accounts in key markets:**

- **4,500 MW with Iberdrola Renovables in Europe and USA for 2010-2012**
- **344 MW with LongYuan in China for 2009**
- **More than 570 MW with other 6 KSA in Europe, the USA and North Africa**

USA

Europe

China

Implementation of the Synchronous Manufacturing System in China

Gamesa

Wind Turbine Generators: Highlights for the Period

- ✓ **Implementation of a new synchronous manufacturing system that will allow for improvements in productivity**



- ✓ Integral manufacturing center in Tianjin that concentrates the production and assembly of the main wind turbine generator components: gearboxes, generators and nacelles, with an annual production pace of 700 MW.

Consolidation of the objective manufacturing pace

Gamesa

Wind Turbine Generators: Highlights for the Period

- ✓ +23% growth in MWe sold of wind turbine generators, 2/3 of which were sold outside Spain
- ✓ Production in line with the objective (3,600 MW)
  - 40% growth in activity in USA and China vs. the same period in 2007
- ✓ Maintenance of the supply chain bottlenecks that demand greater management effort in the 2nd half of the year
- ✓ Strong increase in raw materials prices in the 1H 2008 (steel >40%)
- ✓ Transfer of deliveries to the second half of the year, derived from delays in the USA due to climate and logistics
- ✓ Significant reduction in the contribution of the Work in Progress to the sales and consolidation of ExWorks sales conditions

Gamesa

Wind Turbine Generators: Activity

> 20% growth in MWe sold, with work in progress control and significant contribution of international markets and the 2 MW machine

Evolution of MWe sold



1.497 MWe sold
1,848MWe sold
+23%
1,015
482
32%
1,235
(+22% growth vs 1H07)
374
239
13%
1H 2007
1H 2008
Var. WIP (2)
Available ExWorks (1)
Delivered
% Var. WIP over MWe sold

(1) Stock variation of invoiced finished products, available for delivery
(2) Stock variation of not-invoiced finished products

Geographic sales Mix (MWe)



34%
24%
13%
18%
11%
Spain
USA
China
Rest of Europe
Rest of World

Product mix (MWe sold)



73%
27%
G8x
G5x

Increase in volume by international activity, improvement in productivity and in cash collection cycle driven by capacity reservation

Gamesa

Wind Turbine Generator Results

(Million euros)	1H2007	1H2008	Var. 1H07 /1H08	2Q08
Sales	1,247	1,594	+28%	913
EBITDA	157	226	+44%	133
EBITDA/Sales	13%	14%	+1.6pp	15%
EBIT	76	123	+62%	77
EBIT/Sales	6%	8%	+1.6pp	8%
WC/Sales	28%	9%	- 19pp	9%
CAPEX	41	62	+51%	43

- ✓ **Volume**
- ✓ **Price increase**
- ✓ **Geographic mix**
- ✓ **Δ raw material prices**
- ✓ **Transport strike**
- ✓ **Productivity improvement**
- ✓ **Nationalization of production**
- ✓ **Warranty provisions of 4%**

- ✓ **ExWorks Sale**
- ✓ **Capacity reservation**

- ✓ **Main investments planned for the 2H**

Note: The figures presented are not audited.

Gamesa

Table of Contents

1 Highlights for the Period

2 Wind Turbine Generators

3 Wind Farms

4 2008 Outlook

Appendices – New *reporting* for the Consolidated Group

Recovery of the level of deliveries in the 2nd quarter ...

Gamesa

Wind Farms: Highlights for the Period

- ✓ The newly strategy announced for wind farms stops the signing of new sale commitments
  - ✓ Agreement signed with Iberdrola Renovables (1)
    - Change the wind farm business model in Europe (from sale to IPP)
    - More than 900 MW sold in UK, Dominican Republic and Mexico
  - ✓ Announcement of value proposals search for USA and China

- ✓ Activity growth through firm sales (253 MW delivered between April and June)

- ✓ Reduction of Work in Progress by -113 MWe in six months

- ✓ Important progress in wind farm construction (~ 400 MW) and wind turbine generator build up in wind farms

(1) Subject to certain condition precedents

... maintaining the activity pace, with a strong reduction of wind farms in work in progress

Gamesa

Wind Farms: Activity

Evolution of MWe sold



148 MWe sold
226
1H 2007
-78
+5%
156 MWe sold
269
(+20% growth, vs 1H07)
1H 2008
-113
WIP Var.(2)
Firm sales (1)

Geographic sales mix 1H08 (MWe)



58%
12%
11%
7%
6%
6%
Spain
USA
Portugal
Germany
Italy
France

(1) Wind farm ownership transferred to customer, includes wind farms sold at PLA and at PAC.
(2) Stock variation of wind farms in WIP

Growth in sales due to more deliveries, with EBITDA/MW recovery in the 2nd quarter and improvements in cash collection cycle through PLA sales

Gamesa

(Million euros)	1H2007	1H2008	Var. 1H07 /1H08	2Q08
Sales	201	374	+86%	207
EBITDA	22	23	+5%	11
EBITDA/MWe	0.145	0.147	-	0,182
WC/Sales	98%	71%	- 27pp	71%

- ✓ **Contribution of firm sales**
- ✓ **Progress in construction and build up of WTG in wind farms in stock**
- ✓ **Recovery of average EBITDA per MWe sold in the 2Q (1Q08: 0.125 Million euros/MW)**
- ✓ **Improvement of cash collection cycle due to greater sales at PLA milestone**

Note: The figures presented are not audited.

Table of Contents

1 Highlights for the Period

2 Wind Turbine Generators

3 Wind Farms

4 2008 Outlook

Appendices – New *reporting* for the Consolidated Group

2008 Outlook

- ✓ Consolidation of the manufacturing pace at 3,600 MW per year, in an environment of tensions in the supply chain
- ✓ Implementation of the necessary manufacturing improvements to achieve the committed growth for production of 1,000 MW per year for 2009 and 2010
- ✓ High volatility in raw material costs (steel and iron materials), with cost update cycles shorter than historical track record
- ✓ 65% of deliveries concentrated in 2H, a volume 20% higher than in 2H07
- ✓ Closing of the joint venture with Iberdrola Renovables for wind farm business in Continental Europe
- ✓ New value proposal preparation for wind farms in the United States and China
- ✓ Building up of the first G10x machine prototype of 4.5 MW
- ✓ Achievement of Strategic Objectives: Growth, Profitability and Financial Strength

Q&A

Gamesa

Thank you

Gamesa

Table of Contents

1 Highlights for the Period

2 Wind Turbine Generators

3 Wind Farms

4 2008 Outlook

Appendices – New *reporting* for the Consolidated Group

Strategic change that implies a new Consolidated Group profile (1/2)

Gamesa

Consolidated Group

			Announcement	Deal closing
Merger of the wind farm business in Continental Europe	Milestone		June 13	Tentative date 2nd Semester 08
	Reporting	Discontinued Operations	✓	✓ Activity from January to the deal closing + Capital gain
		Equity Method		✓ 23% of JV (joint venture) results between the deal closing and fiscal year end
Value generation of wind farm business in USA and China	Milestone		June 13	Undefined
	Reporting	Discontinued Operations	✓	✓ Activity from January to the deal closing + Capital gain
		Equity Method		Depending upon the structure of the potential operation

Strategic change that implies a new Consolidated Group profile (2/2)

Gamesa

Consolidated Group

Pro-forma Data (Million euros) (1)	1H2007	1H2008	Var. 1H07 /1H08	2007
Sales	1,250	1,667	+33%	2,877
EBITDA	144	215	+49%	353
Net Profit cont. op.	37	80	x2.1	122
Net Profit discont. op.				
Solar	**8**	**105**		**18**
Wind Farms	**19**	**14**		**80**
NFD	577	34		29
NFD/EBITDA	4.0x	0.1x	- 4x	0.1x

Note: The figures presented are not audited.
The contribution of the solar and wind farm business in the 1H 2008 is classified under discontinued operations according to IFRS criteria.
For comparison purposes, a Pro-forma 2007 has been carried out in which solar and wind farm are also classified as discontinued operations.
(1) Excluding discontinued operations, unless indicated

Disclaimer

Gamesa

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail."

Gamesa. Investor Relations

Gamesa

About Gamesa

- ✓ Gamesa is a company specialized in technology for energy sustainability, mainly wind power. Gamesa is the market leader in Spain and is positioned worldwide among the most important WTG manufacturers with a market share over 15% in 2007.
- ✓ Gamesa has installed 13,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 2,78 million petroleum equivalent tons / year and a reduction in CO2 emissions of 20,6 tons / year.
- ✓ Gamesa 32 manufacturing facilities are located in Spain, China and the USA, with a total headcount of around 7,000 people.

Investor Relations Team	+34 94 431 76 05
Maite Bermejo	mbermejo@gamesacorp.com
Leire Martínez	lmartinez@gamesacorp.com
Beatriz García	bgovejero@gamesacorp.com

Gamesa

ACTIVITY REPORT

Madrid, July 29, 2008

Results Presentation

First Semester 2008 –

Confirmation of a business model based on Growth and Profitability supported by key clients and suppliers

Half Year Results 2008 – Consolidated group

The increase of activity and higher prices of the Wind Turbine Generator Manufacturing business in the second quarter of the year have resulted in 34% growth in sales compared to the same period last year.

Likewise, margins have experimented a positive trend, taking the consolidated EBITDA (including the Wind Farms Development business) to €235m, 43% up on the same period in 2007.

Additionally, the new ExWorks sales conditions, combined with the capacity reservations collection from the new contracts signed in the Wind Turbines Generator unit and the higher volume of sales at the PLA milestone (Permits, Licenses and Authorizations) in the Wind Farms unit, have significantly improved the cash collection cycle, taking Net Financial Debt to €127m.

According to the International Financial Reporting Standards, the announcement of the company's new strategy in Wind Farms requires the Wind Farm Development and Sales business to be presented as suspended or discontinued operations.

This form of presentation is covered in the Appendix of the Activity Report. However, in order to make the analysis of the results easier in comparison to those of the first quarter, and pending fulfilment of certain conditions precedents of the wind farm joint venture with Iberdrola Renovables in Continental Europe, the figures presented below are pro-forma consolidated figures including the contribution of the Wind Farm Development and Sale division for continuing operations.

Pro forma data excluding Solar business *(Million euros)* [1]	**1HY2007**	**1HY2008**	**% Var. 1HY07/1HY08**
Sales	1,400	1,876	+34%
EBITDA	164	235	+43%
Net Profit	55	93	+69%
NFD *NFD/EBITDA*	814 2.0x	127 0.2x	 -1.8x

Note: The figures presented are not audited.
For comparison purposes with the data published in the 1st quarter, and awaiting the announced deal close, a pro-forma is presented with the contribution of the Wind Farm business in the 1H 2008 under continued operations. See the appendix in accordance with IFRS criteria (discontinued operations)
(1) Excluding discontinued operations. For comparison purposes, a Pro-forma 2007 and 2008 has been carried out in which Solar business is classified as a discontinued operation and which does not include the capital gain assigned to its transfer (105 Million euros as of June 2008)

These positive results obtained through the contribution of the two business units, Wind Turbine Generator Design and Manufacturing and Wind Farm Development and Sale, **confirm the trend of Growth and Profitability** and makes predictable to reach the 3 strategic goals set for 2008:

- Growth: **EBITDA CAGR 1HY2006 - 1HY2008 of 27%,** above the 15% target
- Profitability: **1HY2008 Return on Capital Employed of 17%,** well above that recorded in 1HY2006 (11%) and 1HY2007 (12%) and above the target of 16%
- Financial Strength: **Net Financial Debt of 0.2x EBITDA,** remaining below the target of 2.5x for 2008

The highlights for the second quarter of 2008 confirm the support of clients and suppliers in creating a sustainable and profitable growth model

The main milestones in the period were the following:

- ✓ **New contracts signed with Key Strategic Accounts in Europe, USA and China.** Gamesa continues to sign new strategic agreements that provide visibility to its growth over the next five years in those key market designated in its 2006-2008 Business Plan.

- ✓ **Manufacturing pace increased in the first half-year compared to the same period last year, consolidating the 3,600 MW per year and stablishing the base for the coming growths.** In the second quarter, Gamesa has consolidated its target production pace for 2008 through procedures to improve productivity and as a result of the support of its key suppliers.

- ✓ **Strong growth in raw material prices that has slowed margin recovery.** During the first half of 2008, the main raw materials used in manufacturing wind turbines (steel and iron materials) have risen in price by more than 40%, which has penalised the cost base. However, the commercial conditions indexing the price of turbines to the raw materials cost and the cost-saving programs have enabled margins to continuosly recover.

- ✓ **Joining efforts which allows the creation of a leader in wind farm development in Europe.** On June 13, Gamesa signed an agreement with one of its Key Strategic Accounts, Iberdrola Renovables, to create a leader in promotion, development and operation of wind farm projects in Spain and Continental Europe. The aim of the deal is to form an alliance between the two world's leading companies in the wind farm promotion and development sector. Therefore, the position of both companies will be consolidated in the markets in which they are operating and to which the strategic alliance relates. This agreement fits into Gamesa strategy of maximising the value proposal of its wind farm pipeline in conjunction with a leading utility, with the option to cash in its position in two years.

- ✓ **The Annual General Meeting of Shareholders approved of a dividend of €0.23 per share.** The Annual General Meeting of Shareholders of Gamesa Corporación Tecnológica approved on May 30 a gross dividend of €0.23 per share, maintaining its historical average pay-out of 25%. The cash payment of the dividend took place on June 20.

Under continuous transformation with one sole objective: the Value Creation

Following the sale of the Gamesa Solar business in April, Gamesa has made public its value creation strategy in the Wind Farm division with the announcement of the Strategic Agreement between the Company and Iberdrola Renovables for Continental Europe. Simultaneously, Gamesa has begun the process of looking for value proposals for its wind farm assets in the United States and China.

As a result, the company **has concluded its strategic shift towards Wind Power**, focusing on the **part of the value chain where it has most competitive edge and that represents its vector for growth, the Wind Turbine Design and Manufacturing business**. Gamesa is one of the world's top three companies in this sector.

Wind Turbine Generators:
Greater visibility, improvements in productivity and consolidation of the manufacturing pace with margins recovery

During the second quarter of 2008, there has been a significant rise in the volume of MW of wind turbine generators commited with clients, with the order book totalling over 11,500 MW. This is the result of two new deals agreed with Strategic Clients in the three key markets:

- **4,500 MW with Iberdrola Renovables**, the largest wind turbine generator agreement in the history of the wind power sector for the period 2010-2012 that will be orientated to wind power development in Spain, rest of Europe, USA and Mexico. The contract includes assembly and installation of the wind turbines, as well as operation and maintenance services for these throughout the warranty period.

- **344 MW with China Longyuan Electric Power Group Corporation** for 2009 in China. The wind turbines will be manufactured in Gamesa's production plants in Tianjin. With this new agreement, the company has strengthened its positioning in the Chinese market and consolidated its commercial relations with Longyuan, which began in 2004. The contract includes the supply of wind turbine generators (without tower), supervision of building up and installation, along with two years of operation and maintenance.

In addition, Gamesa has signed during the first half of the year several agreements with other 6 Strategic Clients in Europe, USA and North Africa for the supply of more than 570MW of wind turbine generators.

These contracts improve Gamesa's visibility for the Wind Turbine Manufacturing and Sale division for the coming years.

Additionally during this fiscal year, and following the start of production at its facility of generators in China, **Gamesa now has an integral manufacturing center in Tianjin**, where it makes progress on the continuous improvement of its manufacturing processes through the **implementation of the new Synchronous Manufacturing System (SMS)**, for gearboxes, generators and nacelles assembly, which will allow significant improvements in productivity.

During the first half 2008, the integrated manufacturing plant in Tiajin entered into operation, concentrating the manufacturing activity of the three components above mentioned. This will enable production pace of 700 MW per year. The process of implementing the synchronisation system will conclude in the second half of the year. Gamesa's industrial program in China has involved investment of around €40 million and has created 1,000 jobs. In addition to these measures, Gamesa continued the development of local suppliers.

During the second quarter of the year, **Gamesa has consolidated the target production pace of 3,600 MW per year set in its 2006-2008 Business Plan:**

- Growth of 23% in MWe sold in the first half of 2008 compared to the same period last year, of which two thirds were sold outside Spain.
- Production in line with the target of 3,600 MW per year set for 2008 due to 40% growth in activity in USA and China compared to the same period last year.
- Ongoing bottlenecks in the supply chain that demand greater management effort in the 2nd half of the year.
- Sharp rise in the raw materials prices in the first half of the year, with steel having gone up by over 40%.
- Tranfer of deliveries to the second half of the year as a result of delays in the United States due to climate and logistics.
- Significant reduction in the contribution of the work in progress to the sales and the consolidation of ExWorks sales conditions.

The good performance of the business in the second quarter has made it possible to maintain growth in MWe sold in the first half of the year of over 20% compared to the first half of 2007. This is even more significant if we bear in mind that this growth has been achieved with a smaller contribution of the work in progress to sales. Also of note is the international profile of sales and the good performance of the 2 MW wind turbine generator.

(MW)	1HY2007	1HY2008	% var.
MW delivered to client	1,015	1,235	+22%
+ Var. in MWe available ExWorks	-	+374	-
+ Var. WIP	+482	+239	-50%
MWe sold	**1,497**	**1,848**	**+23%**

Therefore, the contribution of the variation of Work in Progress to sales is 13% in the first half of 2008, versus 32% for the same period last year.

This 23% growth in MWe sold has occurred **in an environment of tensions in the supply chain** of certain components such as the rotor bearings. Another point worth noting is the **sharp rise in certain raw materials prices** over the last six months, such as special steels, the price of which has increased by over 40%.

This growth has mainly been driven by **the markets outside Spain, which have accounted for 66% of total MWe sold**. Additionally, in the first half of 2008, 70% of business has continued to come from the three leading countries for wind power installation in 2007, owing to Gamesa's good positioning in these three strategic markets (USA, Spain and China).

Geographic sales mix of MWe of wind turbine generators sold	% 1HY 2008
Spain	34%
USA	24%
China	13%
Rest of Europe	18%
Rest of World	11%

This way, in the first half of 2008 the breakdown of sales by product as a percentage of Gamesa's total MWe sales is similar to that of 2007. The G8x – 2.0MW machine accounted for 73% of MWe sold and the G5x – 0.85MW machine represented 27% of MWe sold. This shows **the continuing strong performance of Gamesa's G8x – 2.0MW wind turbine generator.**

1HY2008 Results

The strong performance of the business in the first half of 2008, both domestically and internationally, combined with the improvements in productivity being achieved and the shortening of cash collection cycle, boosted in the second quarter by capacity reservations, have produced a good set of results that reinforces the trend of Growth and Profitability mentioned above:

(Million euros)	1HY2007	1HY2008	% Var.	2Q08
Sales	1,247	1,594	+28%	913
EBITDA	157	226	+44%	133
EBITDA / Sales (%)	13%	14%	+1.6pp	15%
EBIT	76	123	+62%	77
EBIT / Sales (%)	6%	8%	+1.6pp	8%
WC/Sales	28%	9%	-19pp	9%
Capex	41	62	+51%	43

Note: The figures presented are not audited.

Sales have grown 28% as a result of the 23% increase in the volume of MWe sold and the increase in prices that took place in the first half of the year compared to the same period last year.

This growth in activity and prices has offset the effect of the international sales on average revenues per MWe, such as those caused in the United States by the US$ - € exchange rate and in China, where the turbine is sold without the tower. (The greater contribution of these two markets to sales has provided greater growth in volume, but the rise of current machine prices in these two markets is not reflected in the average revenues per MWe sold.)

Additionally, **margins have improved compared to the first half of 2007**. The EBITDA margin for the first half of 2008 amounted to 14.2%, 160 basis points greater than the EBITDA margin for the same period in 2007. Against a **background of sharp rises in the raw materials prices** and in a quarter where the **transport strike** has played a major role in certain countries where Gamesa operates, the results obtained by the implementation of **measures to improve productivity**, the **progress made on nationalizing supply of components**, along with **the transfer of major component and raw material costs to the final sale price** under contractually agreed conditions, have made it possible to finish the half-year with a gradual recovery of margins in the year.

Additionally, the consolidation of the **new ExWorks sale conditions has improved the cash collection cycle**, which combined with the collection of the capacity reservation for the contracts signed in the quarter, has reduced the unit ratio of working capital over sales to 9% (19 percentage points lower than the same period last year).

In order to **maximise the Return on Capital Employed**, and added to the management of working capital, Gamesa has invested EUR 62 million in the first half of 2008, of which EUR 14 million are related to R&D. **The planned investment schedule concentrates a significant volume for the second half of the year.**

Wind Farms:
New strategy for wind farm value creation through the JV with Iberdrola Renovables

On June 13, Gamesa announced its new value creation strategy for the Wind Farms unit. Firstly, the assets linked to Continental Europe markets have been integrated into two joint ventures created with Iberdrola Renovables, one for the Spanish business and the other for the rest of Continental Europe[(1)]. Secondly, Gamesa has also announced the preparation of the new value proposal for wind farms in the United States and China. Both strategies are the result of a decision to focus the company efforts on the Wind Turbine Design and Manufacturing division.

The new strategy announced for wind farms stops the signing of any new sales agreements in this business unit.

The main features of the Wind Farm Development and Sale business in the second quarter of 2008 were the recovery of the level of deliveries, which amounted to 253 MW between April and June, and a reduction of Work in Progress of 113 MWe in just six months.

Additionally, the progress of the business is reflected in the start of construction of wind farms totalling more than 400 MW and the significant progress in the building up of wind turbines generators in wind farms.

MW	1HY2007	1HY2008	% Var.
MW Firm Sales	226	269	+19%
MWe Var. WIP	-78	-113	-
MWe Sold	**148**	**156**	**+5%**

As a result of the aim of **focusing the activity on markets of growth and profitability**, 58% of the MWe sold by Gamesa in the first six months of the year are located in wind farms in Spain, followed by the United States (12% of sales) and Portugal (11%), while countries like Germany (7%), Italy and France remain around the 6%.

In addition, it is note that the June 13, Gamesa announced within the agreement with Iberdrola Renovables the sale of more than 900MW in UK, Mexico and Dominican Republic by EUR 65 million[(1)].

(1) It is subject to certain condition precedents

1HY2008 Results

This evolution in activity has resulted in **higher sales due to more deliveries, with an improved EBITDA/MWe ratio on account of prioritization of projects and an improved cash collection cycle for sales at PLA.**

(Million euros)	1HY2007	1HY2008	% Var.	2Q08
Sales	201	374	+86%	207
EBITDA EBITDA / MWe	22 0.145	23 0.147	+5%	11 0.182
WC/Sales	98%	71%	-27pp	71%

Note: The figures presented are not audited.

The 86% rise in sales compared to the first half of 2007 was primarily down to the greater contribution of firm sales and the progress on construction and installation of wind turbine generators in wind farms that increased the level of maturity of the wind farm in stock (greater investment is involved in the final stages of development).

As a result of the wind farms being at a more advanced stage of completion, offset by the improved cash collection cycle due to greater sales at the PLA milestone (Permissions, Licenses and Authorizations), the ratio of WC over sales has fallen to 71%.

2008 Outlook

2008 began with the sale of the Solar business, which was effective as of 23 April 2008. So, the contribution of the solar business in the first four months of the year and the capital gains obtained from its disposal have been clasiffied as discontinued operations since January 2008.

Additionally, in June this year there was the announcement of the new value creation proposal in Wind Farms through the wind farms joint venture with Iberdrola Renovables for Continental Europe. Both deals display the company's intention to focus its business on the Wind Turbine Desing and Manufacturing division, its vector for growth.

The main challenges expected for 2H2008 are:

- ✓ Consolidation of the manufacturing pace at 3,600 MW per year, in an environment of tensions in the supply chain.
- ✓ Implementation of the necessary manufacturing improvements to achieve the committed growth for production of 1,000 MW per year for 2009 and 2010.
- ✓ High volatility in raw material costs (steel and iron materials), with cost update cycles shorter than historical track record.
- ✓ 65% of deliveries concentrated in 2H, a volume 20% higher than in 2H07.
- ✓ Closing of the joint venture with Iberdrola Renovables for wind farm business in Continental Europe.
- ✓ New value proposal preparation for wind farms in the United States and China.
- ✓ Building up of the first G10x machine prototype of 4.5 MW.
- ✓ Achievement of Strategic Objectives: Growth, Profitability and Financial Strength.

Appendixes

Strategic change in Wind Farms unit giving rise to a new Consolidated Group profile

New way of presenting the Wind Farms business...


Announcement
Deal closing
Merger of the wind farm business in Continental Europe
Milestone
June 13
Tentative date 2nd Semester 08
Reporting
Discontinued Operations
Equity Method
Activity from January to the deal closing + Capital gain
23% of JV (joint venture) results between the deal closing and fiscal year end
Value generation of wind farm business in USA and China
Milestone
June 13
Undefined
Reporting
Discontinued Operations
Equity Method
Activity from January to the deal closing + Capital gain
Depending upon the structure of the potential operation

...resulting in a new presentation of the Consolidated Financial Statement, where as of 30 June 2008 the Wind Farms and Solar businesses, as well as the capital gains obtained through the disposal of Solar, are accounted for as discontinued or suspended operations:

Pro- forma data *(EUR m)* [(1)]	1HY2007	1HY2008	% Var. 1HY07/1HY08	2007
Sales	1,250	1,667	+33%	2,877
EBITDA	144	215	+49%	353
Net Profit	37	80	x2.1	122
Net profit discont. op.				
Solar	8	105		18
Wind Farms	19	14		80
NFD	577	34		29
NFD/EBITDA	4.0x	0.1x	-4x	0.1x

Note: The figures presented are not audited.
The contribution of the solar and wind farm business in the 1H 2008 is classified under discontinued operations according to IFRS criteria.
For comparison purposes, a Pro-forma 2007 has been carried out in which solar and wind farm are also classified as discontinued operations.
(1) Excluding discontinued operations, unless indicated

Disclaimer

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made.
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END